Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of

Caledonia Mining Corporation Plc (the “Corporation”)

June 27, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The reappointments of the following persons as directors of the Corporation.	Carried (on a show of hands)

Leigh Wilson	For: 3,171,004 (86.40%)
Against: 499,067 (13.60%)
Abstained: 1,901

Steve Curtis	For: 3,170,404 (86.38%)
Against: 499,767 (13.62%)
Abstained: 1,801

Mark Learmonth	For: 3,119,993 (85.01%)
Against: 549,978 (14.99%)
Abstained: 2,001

Johan Holtzhausen	For: 3,171,014 (86.40%)
Against: 499,057 (13.60%)
Abstained: 1,901

John Kelly	For: 3,171,183 (86.41%)
Against: 498,888 (13.59%)
Abstained: 1,901

John McGloin	For: 3,169,183 (86.35%)
Against: 500,888 (13.65%)
Abstained: 1,901

2. The appointment of Grant Thornton Johannesburg Partnership as auditor of the Corporation for the ensuing year and authorizing the directors to set the auditor’s remuneration was approved unanimously by way of a show of hands.

3. The reappointments of Johan Holtzhausen, John Kelly and John McGloin as members of the Audit Committee were approved unanimously by way of a show of hands.

4. All unallocated awards (including options, right or other entitlements) to acquire securities of the Company pursuant to the Company’s 2015 Omnibus Equity Incentive Compensation Plan were approved and authorized.

Dated June 27, 2018